ADITYA BIRLA GROUP

08005179

AM/SN/TC-01

1st October, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

RECEIVED
2008 OCT -3 P 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re: Compliance of Regulation 8(3) as on Book Closure for dividend 5th September, 2008 of SEBI (Substantial Acquisition of Shares and Takeover) Regulation, 1997.

Please find enclosed herewith the statement showing the details as on Book Closure for dividend i.e 5th September, 2008 in pursuant to Regulation 8(3) SEBI (Substantial Acquisition of Shares and Takeover) Regulation, 1997.

Thanking You.

Yours Faithfully,
For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
Vice President &
Company Secretary

Encl: as above

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

Name of the Company (Target / Reporting Company)	Hindalco Industries Limited Century Bhavan, 3rd Floor, Dr. A.B. Road Worli, Mumbai - 400 030.
Date of Reporting	1st October, 2008
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Bombay Stock Exchange Limited (2) National Stock Exchange of India Ltd.

(I) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights	Details of share holding / Voting rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target Company.

SNo.	Names	As on 31st March 2008 [A]		As on 31st March, 2007 [B]		Changes if any, between (A) and (B) [C]		As on Record Date for Dividend (5th September, 2008) [D]		As on Record Date for Dividend (20th March, 2007) [E]		Changes if any, between (D) and (E) [F]	
		Share/VR	%	Share/VR	%	Share/VR	%			Share/VR	%	Share/VR	%
						- N I L -							

(II) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

SNo.	Names of the Promoter(s) / person having control / persons acting in concert — Names	As on 31st March , 2008 [A] Fully paid Share/VR#	[A] Partly paid Share/VR	[A] %	As on 31st March , 2007 [B] Fully paid Share/VR#	[B] Partly paid Share/VR	[B] %	Changes if any, between (A) and (B) [C] Fully paid Share/VR#	[C] Partly paid Share/VR	[C] %	As on Record date for dividend (5th Sep, 2008) [D] Fully paid Share/VR#	[D] Partly paid Share/VR	[D] % #	As on Record date for dividend (20th March, 2007) [E] Fully paid Share/VR#	[E] Partly paid Share/VR	[E] % #	Changes if any, between (D) and (E) [F] Fully paid Share/VR#	[F] Partly paid Share/VR	[F] %
1	Turquoise Investments And Finance Pvt. Ltd Birlagram Nagda, M.P. - 456 331	82258728	0	6.70	63951970	18306758	7.01	18306758	-18306758	0.75	82258728	0	6.70	63951970	18306758	7.01	18306758	-18306758	0.75
2	Trapti Trading & Investments Pvt. Ltd. Birlagram Nagda, M.P. - 456 331	72144187	0	5.88	56088430	16055757	6.15	16055757	-16055757	0.65	72144187	0	5.88	56088430	16055757	6.15	16055757	-16055757	0.65
3	Birla Group Holdings Pvt. Ltd 159, Churchgate Reclamation Mumbai - 400 020	4712027	0	0.38	3663360	1048667	0.40	1048667	-1048667	0.04	4712027	0	0.38	3663360	1048667	0.40	1048667	-1048667	0.04
4	Umang Commercial Co. Ltd. Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	18509933	0	1.51	14390530	4119403	1.58	4119403	-4119403	0.17	18509933	0	1.51	14390530	4119403	1.58	4119403	-4119403	0.17
5	Heritage Housing Finance Ltd Room No 6 A, 34 A Metcalfe Street Kolkata - 700 013	396591	0	0.03	308330	88261	0.03	88261	-88261	0.00	396591	0	0.03	308330	88261	0.03	88261	-88261	0.00
6	Mangalam Services Limited Room No 6 A, 34 A Metcalfe Street Kolkata - 700 013	95608	0	0.01	74330	21278	0.01	21278	-21278	0.00	95608	0.00	0.01	74330	21278	0.01	21278	-21278	0.00
7	Gwalior Properties And Estates Pvt. Ltd Birlagram Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Seshasayee Properties Private Limited Birlagram Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	% #	Fully paid Share/VR#	Partly paid Share/VR	% #	Fully paid Share/VR#	Partly paid Share/VR	% #
9	TGS Investment & Trade Pvt. Ltd 212 TV Industrial Estate 52 S K. Ahire Marg ,Worli Mumbai 400 030	365749	0	0.03	86310	24706	0.01	279439	-24706	0.02	365749	0	0.03	86310	24706	0.01	279439	-24706	0.02
10	IGH Holdings Private Limited 159, Churchgate Reclamation Mumbai – 400 020	88307573	0	7.20	945990	15694340	0.84	87361583	-15694340	6.48	88307573	0	7.20	945990	15694340	0.84	87361583	-15694340	6.48
11	Birla TMT Holdings Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
12	Trustee Holding shares on behalf of Hindalco as per the Scheme of Amalgamation of Hindalco/IGCL/IGFL	16316130	0	1.33	16316130	0	1.56	0	0	0.00	16316130	0	1.33	16316130	0	1.56	0	0	0.00
13	Global Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai 400 030	3936	0	0.00	3060	876	0.00	876	-876	0.00	3936	0	0.00	3060	876	0.00	876	-876	0.00
14	Shri Kumar Mangalam Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	466140	0	0.04	362400	103740	0.04	103740	-103740	0.00	466140	0	0.04	362400	103740	0.04	103740	-103740	0.00
15	Smt Rajashree Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	310170	0	0.03	241140	69030	0.03	69030	-69030	0.00	310170	0	0.03	241140	69030	0.03	69030	-69030	0.00
16	Aditya Vikram Kumar Mangalam Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	347097	0	0.03	269850	77247	0.03	77247	-77247	0.00	349232	0	0.03	269850	77247	0.03	79382	-77247	0.00
17	Kumar Mangalam Birla Karta of AVKM Birla HUF Industry House 159, Churchgate Reclamation Mumbai : 400 026	2135	0	0.00	1660	475	0.00	475	-475	0.00	0	0	0.00	1660	475	0.00	-1660	-475	0.00
18	Smt Neerja Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	61740	0	0.01	48000	13740	0.01	13740	-13740	0.00	61740	0	0.01	48000	13740	0.01	13740	-13740	0.00
19	Master Aryaman Vikram Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
20	Ms. Ananyashree Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	19295	0	0.00	15000	4295	0.00	4295	-4295	0.00	19295	0	0.00	15000	4295	0.00	4295	-4295	0.00
21	Kum Advaitesha Birla Mangal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
22	Ms Vasavdatta Bajaj Swapnalok, Napean Sea Road Mumbai	84919	0	0.01	66020	18899	0.01	18899	-18899	0.00	84919	0	0.01	66020	18899	0.01	18899	-18899	0.00
23	Shri B K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
24	Smt Sarla Devi Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
25	Grasim Industries Ltd Birla Gram, Nagda - 456 331. Madhya Pradesh	29369025	0	2.39	23034530	6334495	2.51	6334495	-6334495	0.26	29369025	0	2.39	23034530	6334495	2.51	6334495	-6334495	0.26
26	Aditya Birla Nuvo Ltd. Junagadh-Veraval Road Veraval - 362 266 Gujarat	20395162	0	1.66	16316130	4079032	1.76	4079032	-4079032	0.17	20395162	0	1.66	16316130	4079032	1.76	4079032	-4079032	0.17

		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%
27	Pilani Investment & Industries Corporation Ltd 9/1, Dr. R N Mukherjee Rd 8th Floor, Calcutta - 700 001	29185398	0	2.38	22690160	6495238	2.49	6495238	-6495238	0.26	29185398	0	2.38	22690160	6495238	2.49	6495238	-6495238	0.26
28	Vikram Holdings Pvt. Ltd "Industry House", 159, Churchgate Reclamation Mumbai - 400 020	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
29	Essel Mining & Industries Limited "Industry House", 10, Camac Street Calcutta - 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
30	HGI Industries Limited "Industry House", 10, Camac Street Calcutta - 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
31	Vaibhav Holdings Pvt. Ltd 212 TV Industrial Estate 52 S K. Ahire Marg ,Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
32	Rajratna Holdings Pvt. Ltd 212 TV Industrial Estate 52 S K. Ahire Marg ,Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
33	Birla Institute of Technology & Science P O Pilani, Dist. - Jhunjhunu Rajasthan - 333 031	21583090	0	1.76	21583090	0	2.07	0	0	0.00	21583090	0	1.76	21583090	0	2.07	0	0	0.00
34	Mangalam Carbide Limited Post : Barbil Dist. Keonjhar Orissa - 758 035	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
35	BGH Exim Limited 213 TV Industrial Estate 52 S K. Ahire Marg ,Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
36	Sun God Trading and Investments Ltd Birla Gram, Nagda - 456 331.	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
37	Samruddhi Swastik Trading & Investments Limited Birla Gram, Nagda - 456 331.	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
38	Manav Investment & Trading Company Ltd 9/1, R.N. Mukherjee Road Kolkatta 700001	672571	0	0.05	522890	149681	0.06	149681	-149681	0.01	672571	0	0.05	522890	149681	0.06	149681	-149681	0.01
39	BGH Properties Private Limited 212 TV Industrial Estate 52 S K. Ahire Marg , Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
40	Applause Entertainment (P) Limited 702, Shalimar Morya Park Oshiwara Link Road Andheri (West) Mumbai 400 053	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
41	Applause Bhansali Films Private Limited 702 Shalimar Morya Park Oshiwara Link Road Andheri West Mumbai 400 053	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
42	Applause Entertainment A P Private Limited E-4, 4th Floor, Millenium Square Nagarjuna Circle Punjagutta Hyderabad : 500 082	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
43	Infocyber India Private Limited 213 TV Industrial Estate 52 S K. Ahire Marg , Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
44	Aditya Birla Health Services Limited Survey No 31 , Thergaon Chinchwad Pune : 411 033	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR	%
45	Birla Insurance Advisory & Broking Services Limited 263 Madhuhans Building Basement Dr Annie Besant Road Worli, Mumbai 400 025	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
46	Rohit Industrial Organics Private Limited Ahura Centre 2nd Floor, A Wing Mahakali Caves Road, Andheri East Mumbai 400 093	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
47	Udyog Services Limited Queens Mansion, Prescot Road Fort, Mumbai : 400 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
48	Kanistha Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
49	Aditya Birla Retail Limited Aditya Birla Centre S.K. Ahire Marg, Worli Mumbai : 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
50	Naman Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai : 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
51	Surya Kiran Investments PTE Limited * 3, Shenton Way,#-14-01 Shenton House Singapore 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
52	Surya Abha Investments PTE Limited 3 Shenton Way, # 14-01Shenton House Singapore 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
53	Surya Vinyog PTE Limited 3 Shenton Way, # 14-01Shenton House Singapore 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
	TOTAL	385607204	0	31.42							385607204	0	31.43						

* 1000 GDR'S are held by M/S Surya Kiran Investments PTE Limited as per disclosure received from them. Since these are GDR's they are not included in the above shares.

Place: Mumbai

Date: 1st October, 2008

For **HINDALCO INDUSRTIES LIMITED**

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY